

March 8, 2011

Ricardo Rosales, PhD
Chief Executive Officer
Accelerated Acquisitions X, Inc.
1840 Gateway Drive
Suite 200
Foster City, CA 94404

>   RE: Accelerated Acquisitions X, Inc.
>   Form 8-K
>   Filed March 2, 2011
>   File No. 000-54059

Dear Dr. Rosales:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

General

1.   Please tell us how you evaluated the share purchase by Virolab S de RL de CV in determining whether you are required to include the financial statements described in Item 9.01 of Form 8-K. Please note that, if you determine that you are required to include the financial statements described in Item 9.01, you must include all content required by a Form 10 initial registration statement for Virolab S de RL de CV.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Ricardo Rosales
Accelerated Acquisitions X, Inc.
March 8, 2011
Page 2

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Brandon Hill, at (202) 551-3268, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Kathleen Krebs for
Larry Spirgel
Assistant Director